

October 21, 2013

Via E-mail
Shaun A. Burke
President and CEO
Guaranty Federal Bancshares, Inc.
1341 West Battlefield
Springfield, MO 65807

> **Re: Guaranty Federal Bancshares, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 27, 2013**
> **File No. 333-191440**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 23, 2013**
> **File No. 000-23325**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 9, 2013**
> **File No. 000-23325**

Dear Mr. Burke:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1.   Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

2.   Please revise your registration statement to include disclosure on your third quarter performance.

3.   Please consider providing page citations for all internal cross-references, as well as specific citations to the information that you incorporate by reference from other filed documents.

4.   Please advise dealers of their prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Prospectus Summary, page 1

The Company, page 1

5.   Please enhance disclosure by discussing material elements of the company such as recent loan losses and areas of loan concentrations. Refer to Item 503(a) of Regulation S-K.

Background of the Offering, page 2

6.   Please provide additional disclosure about the regulatory approval process necessary for you to redeem your outstanding Series A Preferred Stock.

Our Competitive Strengths, page 4

7.   We note both your disclosure that your loan portfolio "is not concentrated in any one type or sector of the economy" and your disclosure, on page 9, that the "significant concentration of commercial and real estate loans" in your loan portfolio represents a risk factor related to your business. Please advise or revise this apparent discrepancy.

Our Business Strategy, page 5

8.   Please revise to disclose that you have no current plans, arrangements, and/or understandings to engage in any mergers with another entity or make any material acquisitions or explain otherwise.

The Offering, page 7

9.   Revise here or somewhere in the Summary to disclose the current intentions of officers/directors to purchase in this offering. Indicate the approximate number of shares they have indicated they may purchase and the impact on the percentage ownership going forward. In this regard, disclose the current percentage held including their receipt of the ESOP shares. We note they held approximately 19.4% excluding the ESOP shares.

Risk Factors, page 9

General

10.   We note the generalization of several of your risk factors, including but not limited to, the use of phrases such as "many lending institutions" or "the financial services industry and the credit markets generally," on pages nine and 11, respectively, as well as your chronology of regulatory developments on page 12. Please revise your disclosure to focus on your business specifically, rather than discussing the risks facing lending institutions generally or the U.S. economy overall.

11.   We note your discussion of several risks within each of the first, third, and fourth risk factors disclosed. Please set forth each risk you disclose under a separate and appropriate subcaption in order to fully disclose each risk factor. Refer to Item 503(c) or Regulation S-K.

Price Range of Common Stock…, page 24

12.   Please include the information requested by Item 201(b) of Regulation S-K.

Exhibits

13.   Please advise or revise to include a letter from your independent accountant regarding your use of unaudited interim financial information. Refer to Item 601(b)(15) of Regulation S-K.

Exhibit 21

14.   We note your disclosure on pages 5 and 22 of your 10-K filed March 28, 2013. Please advise or revise Exhibit 21 to disclose your ownership interest in Guaranty Statutory Trust I and Guaranty Statutory Trust II.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 3. Legal Proceedings, page 38

15.   Please refer to the last two sentences under the caption "Material Legal Proceedings." It appears that your materiality determination only applies to your results of operations for the preceding fiscal year. In the future, be sure to disclose information related to any pending material legal proceeding, whether or not the exact amount or the date of resolution of such a proceeding is currently known.

Financial Statements

Note 10. Income Taxes, page 44

16.   Please revise future filings to discuss why you recorded a deferred tax asset valuation allowance related to state low-income housing tax credits. Also disclose the facts and circumstances that would allow you to realize the benefit from these deferred tax assets. Please provide us with your proposed disclosure.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 33

17.   We note your disclosure of the difference in the provision for loan losses during each period provided and also that you will continue to monitor your allowance for loan losses and make future additions based upon economic and regulatory conditions. Please tell us in detail and revise future filings beginning with your Form 10-Q for the fiscal quarter ended September 30, 2013 to more comprehensively discuss the reasons between the changes in the credit quality of your loan portfolio and the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end. Your analysis should quantify each component of your allowance for loan losses (ASC 310-10, 450-20) and the applicable loan portfolio for each component and should explain how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Please provide us with your proposed disclosures as of June 30, 2013.

18.   As a related matter, we note from page 21 that doubtful commercial real estate loans increased from $0 as of both December 31, 2012 and March 31, 2013 to $1.7 million as of June 30, 2013. During this same time period, impaired and nonaccruing commercial real estate loans remained relatively consistent despite a reduction in the allowance for loan loss for commercial real estate loans from $2.5 million as of December 31, 2012 to $2 million as of June 30, 2013. Please tell us and revise your future filings as necessary to explain how the increase in doubtful commercial real estate loans is directionally consistent with the underlying asset quality and related allowance for loans losses for your commercial real estate loan portfolio as of June 30, 2013. In future filings, please also ensure that significant changes to asset quality related to individually significant loan balances are discussed. Please provide us with your proposed disclosures as of June 30, 2013.

<u>Noninterest Income, page 33</u>

19.   We note your disclosure of the $1.4 million gain on the sale of low-income housing tax credits.

      a.   Please provide us a history of the accounting for the sold tax credits with supporting commentary detailing the amounts recorded at each period end, how the amounts were measured and explaining the underlying economics of the investments which resulted in the large gain.

      b.   Based on amounts presented in your statement of cash flows, it appears that the sold tax credits had a zero cost basis. Please ensure your analysis addresses this aspect.

      c.   Please revise management's discussion and analysis in future filings to discuss your low-income housing tax credit investment strategies and the expected impact on future financial results to provide investors information about the quality of and potential variability of future earnings and cash flows. Please provide us with your proposed disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at (202) 551-3484 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3434 with any other questions.


Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel


Cc: <u>Via E-Mail</u>
        Craig A. Adoor, Esq.